                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (AMENDMENT NO. 15)(1)

                         Michael Anthony Jewelers, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   594060 10 5
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Rita A. Martin-Crowley, Esq.
                         Michael Anthony Jewelers, Inc.
               115 South MacQuesten Parkway, Mt. Vernon, NY 10550
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             June 19 - July 9, 2003
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP NO. 594040 10 5                                        Page 2 of 4 Pages

                                       13D


------------- -----------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Michael W. Paolercio
------------- -----------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [   ]
               (b) [ X ]
              Reporting person is the brother of Anthony Paolercio, Jr
------------- -----------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- -----------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              PF
------------- -----------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
              2(e)                                                                                     [   ]
------------- -----------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                U. S. Citizen
-------------------------------------------------------------------------------------------------------------------

   NUMBER OF SHARES      7           SOLE VOTING POWER
                                         1,051,000
                         ----------- ------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY   8           SHARED VOTING POWER
                                         0
                         ----------- ------------------------------------------------------------------------------
    EACH REPORTING       9           SOLE DISPOSITIVE POWER
                                       1,051,000
                         ----------- ------------------------------------------------------------------------------
      PERSON WITH        10          SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,051,000
-------------- ----------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                         [ X ]
                265,000 shares are held in trust for children of reporting person. Reporting person disclaims beneficial ownership of such shares.

-------------- ----------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.83 %
-------------- ----------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
                 IN
-------------- ----------------------------------------------------------------------------------------------------


Michael W. Paolercio hereby further amends (the "Amendment") the Statement on
Schedule 13D dated December 18, 1986, as first amended on July 24, 1990 and as further amended on November 9, 1990, October 24, 1991, October 30, 1992, April 23, 1993, December 28, 1993, January 18, 1994, May 8, 1998, December 30, 1998,
June 29, 1999, October 6, 1999, June 29, 2001, February 3, 2003 and May 23, 2003
relating to the Common Stock, $.001 par value per share ("Common Stock") of Michael Anthony Jewelers, Inc. (the "Company"), as follows:

Item 4.           Purpose of  Transaction.
                  -----------------------

         Mr. Paolercio is filing this Amendment since he purchased 5,000 shares of the Company's Common Stock on June 19, 2003 in the open market and purchased 1,000 shares of the Company's Common Stock on July 1, 2003 in the open market and purchased 1,300 shares of the Company's Common Stock on July 3, 2003 in the open market and purchased 200 shares of the Company's Common Stock on July 7, 2003 in the open market and purchased 500 shares of the Company's Common Stock on July 9, 2003 in the open market.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

         (a) The aggregate number of shares of Common Stock and percentage of Common Stock of the Company owned directly by Michael Paolercio is 1,05,000 shares or approximately 16.83% of the Company's outstanding Common Stock. Mr. Paolercio disclaims beneficial ownership of an aggregate of 265,000 shares of Common Stock held by trusts established for the benefit of his children.

         (b) Mr. Paolercio has sole power to vote or direct the vote of 1,051,000 Shares. He also have the power to vote or direct the vote of 265,000 shares of Common Stock held by trusts established for the benefit of his children but disclaims any beneficial ownership with respect to such shares. He has the sole power to dispose of or direct the disposition of 1,051,000 Shares.

         (c) Mr. Paolercio made the following purchases of the Company's Common
Stock: On June 19, 2003, Mr. Paolercio purchased 5,000 shares of the Company's Common Stock in the open market at a price of $1.75 per share. On July 1, 2003, Mr. Paolercio purchased 1,000 shares of the Company's Common Stock in the open market at a price of $1.85 per share. On July 3, 2003, Mr. Paolercio purchased 1,300 shares of the Company's Common Stock in the open market at a price of $1.85 per share. On July 7, 2003, Mr. Paolercio purchased 200 shares of the Company's Common Stock in the open market at a price of $1.85 per share. On July 9, 2003, Mr. Paolercio purchased 500 shares of the Company's Common Stock in the open market at a price of $1.80 per share.


         (d)      Not applicable.
         (e)      Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 to the Statement on Schedule 13D concerning Michael Anthony Jewelers, Inc. is true, complete and correct.


Dated: July 22, 2003                           By: \s\: Michael W. Paolercio
                                               -------------------------------
                                               Michael W. Paolercio


                                                                     Page 4 of 4